UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 29, 2018

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Enters into Agreement to Sell Interests in North Carolina Projects

LONDON, May 28, 2018 -- VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), a global solar power company, today announced it has entered into an agreement for the sale of the Company's minority interests in two operating solar plants in North Carolina to a subsidiary of New Energy Solar, a sustainable investment fund ("NES") and the current majority owner of the plants.

The minority interests represent a 14.5% ownership in the 47 MW dc solar project in Maxton, North Carolina and 10.0% ownership in the 43 MW dc solar project in Bladen County, North Carolina. The projects were developed and brought to commercial operation by VivoPower and partially sold to NES in 2017. VivoPower will receive a cash consideration of $11.4 million, subject to closing adjustments, representing a valuation multiple of 12.7 times projected 2018 EBITDA. This valuation multiple does not reflect VivoPower’s expectation to eliminate more than $0.6 million in annual overhead related to managing the projects on behalf of NES. In connection with the sale, NES has also agreed to provid an advance payment of $4.0 million, with the balance paid upon final closing of the transaction, expected within 90 days, subject to customary closing conditions.

"The sale of these minority interests is the first step in executing decisions arising from the previously announced strategic review that will free up capital and allow us to reduce overhead costs” said Carl Weatherley-White, CEO of VivoPower. "Following our recently announced strategic shift to a more focused solar project development strategy, we determined that owning non-control, minority interest stakes in operating solar plants had no strategic value for us and were time and manpower intensive to manage. We will redeploy the capital towards higher returning initiatives with a better strategic fit and return on invested capital. The proceeds of the sale will go to either development activities, pay down debt, buy back stock or other corporate purposes.”

The sale will result in a non-cash charge of approximately $10.2 million, which represents an immediate adjustment to the carrying value of the minority interests of $21.6 million. This book value was established in the initial partial sale to NES, and represented the valuation of a long-term holding for 35 years. The difference is primarily due to the uncertainty that has manifested in relation to the projected future value of the sale of electricity in the wholesale North Carolina market after the current power sale contracts expire in 2027. Predicting the future value of wholesale power so far in the future is difficult, and results in a wide range of possible asset values for asset-in-use valuations. It also reflects changes in the interest rate environment.

The Company also continues to progress on initiatives arising from its strategic review and is currently in active discussions with a number of interested parties in relation to securing co-development capital or a sale of its 1.8GW US development portfolio.

The Company is also exploring new initiatives and strategic partnerships with power offtakers.

It is also pleased to inform the market that its Australian subsidiary, Aevitas currently has an all time record high pipeline of works, having also been awarded a further 5MW of solar project electrical works. In addition, the Company is in discussions to sell its Australian operating solar assets and expects to realise a book value gain.

About VivoPower

VivoPower is a global solar power producer and storage company that is developing, building and operating projects on a global basis in a capital efficient manner. VivoPower does this by aggregating photovoltaic (PV) solar projects underpinned by long-term power purchase agreements, arranging corporate and project financing, engineering design and equipment procurement and managing the construction and development of such solar PV projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Julie-Anne Byrne

Investor Relations

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 29, 2018	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Executive Officer